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                          December 28, 2020

       Robert Berman
       Chief Executive Officer
       Hancock Jaffe Laboratories, Inc.
       70 Doppler
       Irvine, California 92618

                                                        Re: Hancock Jaffe
Laboratories, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            File No. 333-251528

       Dear Mr. Berman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Bernstein, Esq.